

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2024

John Srivisal
Chief Financial Officer
Tronox Holdings plc
263 Tresser Boulevard , Suite 1100
Stamford, Connecticut 06901

     Re: Tronox Holdings plc
          Form 10-K filed February 22, 2023
          Response dated March 8, 2024
          File No. 001-35573

Dear John Srivisal:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Industrial Applications and Services